Prospectus dated 5/1/04

Spectrum Funds:
The Range of Average Weighted Expense Ratios table has been replaced by a Fees and Expenses of the Funds table.

Spectrum Growth
Spectrum Income

The Spectrum Growth Fund will add the Value Fund (5-20% range) to its list of underlying funds. The Spectrum Income Fund will add the Corporate Income Fund (0-10% range) to its list of underlying funds.

Please note the following allocation range adjustments. The ranges are effective May 1, 2004, but the previous ranges are expected to be transitioned to the new ranges by March 31, 2005:

Spectrum Growth Fund
--------------------
Equity Income Fund (5-20)
Growth & Income Fund (0-10)

Spectrum Income Fund
--------------------
New Income Fund (10-25)

Board approval was required